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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of June, 2004

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:

                              Form 20-F X  Form 40-F
                                       ---           ---

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(1):

                                  Yes       No X
                                     ---      ---

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(7):

                                  Yes       No X
                                     ---      ---

                        Indicate by check mark whether by
             furnishing the information contained in this Form, the
          Registrant is also thereby furnishing the information to the
                                   Commission
      pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                    Yes    No X
                                       ---   ---

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---


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

ENDESA Completes the Acquisition of 34.3% of Endesa Italia From SCH For Euro 817 Million

    NEW YORK--(BUSINESS WIRE)--June 17, 2004--ENDESA (NYSE:ELE)

    -- The amount of this call option, agreed in June 2001, was accounted as debt on ENDESA's balance sheet for 2003.

    -- Operating profit from Endesa Italia's electricity business totalled Euro 126 million in the first quarter of 2004, an increase of 14.6% with respect to 2003.

    -- Endesa Italia has already completed over half of the repowering plan for the plants it bought from Enel in September 2001, entailing Euro 686 million of capex.

    -- The company's aim is to maintain an 8% share of installed capacity in Italy, with a balanced and competitive fuel mix based on gas and coal.

    ENDESA (NYSE:ELE), owner till now of 51% of the shares of Endesa Italia through its Endesa Europa subsidiary, yesterday acquired another 34.3% of the company. This operation, envisaged in the agreements reached between ENDESA and Santander Central Hispano (SCH) in mid 2001, entails a cost for ENDESA of Euro 817 million, which it recorded as a liability in its balance sheet at 31 December 2003.
    As a result of the purchase, the Italian generator now has only two shareholders: ENDESA, with 85.3%, and the municipal company ASM Brescia, which owns the other 14.7%.
    The acquisition of these shares derives from call option agreed by ENDESA and SCH on 13 June 2001. The terms and conditions of this call option were notified to the CNMV (Spanish Securities Exchange Commission) on 24 June 2001 and are included in ENDESA's ongoing informative prospectus (folleto continuado) filed with the CNMV on 30 June 2003.
    Prior to this, in March 2002, ENDESA bought 5.7% of the shares that the bank held in Endesa Italia, taking its shareholding to the 51% it owned until now.
    On 22 December 2003, Endesa and SCH agreed to modify the agreement of 13 June 2001 in order to streamline Endesa Italia's management as regards its decision-making mechanisms. As a result of this change, as notified to the market, ENDESA began to fully consolidate Endesa Italia on the basis of an 85.3% shareholding, recording a liability of Euro 817 million corresponding to the sum that as of 31 December 2003 Endesa would have to pay SCH for the acquisition of the bank's 34.3% stake in Endesa Italia.
    Accordingly, this acquisition does not imply any change to ENDESA's consolidated accounts.

    Earnings growth

    Operating profit from Endesa Italia's electricity business totalled Euro 126 million in the first quarter of 2004, an increase of 14.6% with respect to 2003. Revenues rose 5.5% to Euro 387 million.
    Endesa Italia sold 5,777 GWh of electricity in this period, of which 393 GWh were from third parties. Output was 5,394 GWh, an increase of 16.6% on the same period of 2003.
    These increases extend the trend begun the previous year, in which Endesa Italia recorded net profit of Euro 101.7 million, an increase of 63% from 2002, and revenues of Euro 1.285 billion, up 15% on 2002.

    Repowering

    Endesa Italia is Italy's third largest generator, with installed capacity of 5,860 MW. Its generation assets comprise the fossil fuel power plants at Tavazzano, Monfalcone, Ostiglia, Fiume Santo and Trapani, and the hydro plants at Terni, Cotronei and Catanzaro.
    The Company has embarked on a repowering strategy in Italy, replacing fuel-oil generation with coal and gas-fired generation. It has already completed over half of the repowering plan for the plants it bought from Enel in September 2001, entailing Euro 686 million of capex. Three important events occurred in 2003 in respect of repowering:

    -- Ostiglia: In November, two months ahead of schedule, units 1 and 2 came on stream, with capacity of 800 MW. Repowering will be concluded in 2005 with the conversion of the third unit (400 MW) to a CCGT. The capex of Euro 396 million will increase the plant's yield from 39% to 55% and its installed capacity from 1,320 MW to 1,500 MW.

    -- Fiume Santo: Units 3 and 4 were fully converted to coal, with a total capacity of 640 MW. The two units built in 1990 to use coal were operating with orimulsion. The conversion, carried out on the basis of an agreement with the local authorities, has increased the technical and environmental efficiency of the plant, reducing accidental unavailability and dust and sulphur bioxide emissions.

    -- Tavazzano-Montanaso: Conversion of the fuel-gas plant to a combined cycle was begun. This year unit 5, with a capacity of 800 MW, will come on stream, followed by unit 6 in 2005. Capex on this conversion will amount to Euro 385 million. The plant's installed capacity will increase from 1,280 MW to 1,800 MW.

    Strategy 2004-2008

    Endesa Italia has strengthened its position as Italy's third largest electricity generator. The company's aim is to maintain an 8% share of installed capacity in Italy with a balanced and competitive fuel mix based on gas and coal.
    Endesa Italia is currently studying several options for investing in new capacity, either in its own plants (Ostiglia, Tavazzano-Montanaso, Monfalcone), third-party sites or through partners.
    Also, the Company wants to gradually increase its presence in the deregulated market, which should already account for half of its energy sales in 2004 through the marketing campaign carried out by its subsidiary ERGON ENERGIA.
    As regards the increasing weighting of gas in ENDESA's generation mix and in view of prospects for a joint commercial offering with electricity, Endesa Italia's priority is to diversify procurement channels for this fuel either via direct access to imports or by signing long-term contracts with various distributors.

    For additional information please contact David Raya, North
America Investor Relations Office, telephone # 212 750 7200

    http://www.endesa.es

    CONTACT: ENDESA
             David Raya, 212-750-7200
             http://www.endesa.es


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              ENDESA, S.A.

Dated: June 17th, 2004      By: /s/ David Raya
                               --------------------------------------
                               Name: David Raya
                              Title: Manager of North America Investor Relations